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                               December 19, 2023

       Patrick Hallinan
       Executive Vice President and Chief Financial Officer
       Stanley Black & Decker, Inc.
       1000 Stanley Drive
       New Britain CT 06053

                                                        Re: Stanley Black &
Decker, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Form 8-K furnished
October 27, 2023
                                                            Response dated
December 8, 2023
                                                            File No. 001-05224

       Dear Patrick Hallinan:

              We have reviewed your December 8, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 28, 2023 letter.

       Form 10-K for the Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Certain Items Impacting Earnings and Non-GAAP Financial Measures, page
31

   1. We note your response to our prior comments 2 and 3. Please provide us further detail as to the amount and
nature of the costs incurred that are part of your "supply chain transformation"
adjustments in 2023. In this regard, it is not clear what is meant by
                                                        "footprint
rationalization actions" or "complexity reduction" and the type of costs that are included in these
items. Also, please revise future filings to quantify the amount of the adjustments related to
each type of activity. For example, related to the 2022
                                                        reconciliation, please
disclose the amount related to integration related costs as well as the voluntary retirement
program.
 Patrick Hallinan
Stanley Black & Decker, Inc.
December 19, 2023
Page 2

       Please contact Claire Erlanger at 202-551-3301 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNamePatrick Hallinan                        Sincerely,
Comapany NameStanley Black & Decker, Inc.
                                                          Division of
Corporation Finance
December 19, 2023 Page 2                                  Office of
Manufacturing
FirstName LastName